UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2008
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________

SIGNATURES
PRESS RELEASE DATED APRIL 4, 2008

We, LDK Solar Co., Ltd. (NYSE: LDK), have signed a wafer supply agreement with Silcio S.A. Greek for 6 years commencing in 2008 through 2013. This agreement includes 50 MW of silicon wafer with a fixed amount of deposit. An additional sales agreement was signed with Arise Corporation of Canada, which is a 4-year “Take or Pay” contract for 33 MW silicon wafers to be delivered from 2008 through 2011.
We also secured an additional critical polysilicon sourcing agreement for 1,450 MT with shipments scheduled for the first half of 2008 through 2011. This agreement will enhance our polysilicon sourcing position in the near term.

EXHIBITS

Exhibit
Number		Page

Exhibit 99.2	Press Release dated April 4, 2008	5

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer
Date: April 4, 2008

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